EXHIBIT 4.3
DESCRIPTION OF COMMON STOCK

The following is a brief description of the material provisions of Umpqua Holdings Corporation (“Umpqua”) Common Stock. This description is not complete, and is qualified in its entirety by reference to our Restated Articles of Incorporation, as amended, and our amended and restated Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read those documents and the applicable provisions of the Oregon Business Corporation Act (the "OBCA") for additional information.

Authorized Capital Stock

Umpqua Holdings Corporation's (“Umpqua”) authorized capital stock consists of 400,000,000 shares of Common Stock, no par value per share, and 4,000,000 shares of preferred stock, no par value per share.

We are authorized under our restated articles of incorporation, as amended, to issue additional shares of authorized capital stock, generally without shareholder approval, but subject to applicable law and stock exchange listing requirements. An amendment to our articles to change the authorized capital stock requires the approval of our Board of Directors and shareholders casting more votes in favor of such an amendment than the number of votes cast in opposition.

Dividend Rights

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (1) the corporation would be able to pay its debts as they become due in the usual course of business; and (2) the corporation's total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Payment of dividends is subject to determination and declaration by the Umpqua board of directors and depends on a number of factors, including capital requirements; rights of any preferred stock; legal and regulatory limitations on the payment of dividends; the results of operations and financial condition; tax considerations; and general economic conditions. The holders of Umpqua Common Stock will be entitled to receive and share equally in dividends on Common Stock as they may be declared by the Umpqua board of directors out of funds legally available for such purpose.

Voting Rights

Subject to the voting rights, if any, of any preferred stock that may be outstanding, the outstanding shares of Common Stock will (a) each have one vote, (b) vote together as a single voting group and (c) together have unlimited voting rights. A majority of the votes cast on a matter is sufficient to take action upon routine matters, while the affirmative vote of a majority of the outstanding shares is required to approve a merger or dissolution or sale of all of Umpqua's assets. In any election of directors at a meeting of shareholders at which a quorum is present, each director is elected if the number of votes cast “for” the director exceeds the number of votes cast “against” the director; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors are elected by a

EXHIBIT 4.3
plurality of the votes cast by the shares entitled to vote in the election of directors. Holders of Common Stock may not cumulate votes in the election of directors.

In general, amendments to Umpqua's articles of incorporation must be approved by a number of votes cast in favor of the amendment that exceeds the number cast opposing the amendment. Amendments to Umpqua's articles of incorporation concerning (1) limitation of director liability, (2) indemnification of directors and (3) provisions related to the consideration of other constituencies when evaluating mergers, tender or exchange offers and similar proposals, however, currently require the approval of at least 75% of all votes entitled to be cast on the amendment.

Under Oregon law, a corporation's board of directors may amend or repeal the corporation's bylaws unless the corporation's articles of incorporation or Oregon law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A corporation's shareholders may also amend or repeal the bylaws. Umpqua's bylaws grant the board of directors the power to amend or repeal the bylaws, subject to amendment or repeal by action of the shareholders, at any regular meeting or any special meeting called for that purpose, provided notice of the proposed change is given in the notice of the meeting or waived in writing.

Preemptive and Other Rights

Holders of Common Stock have no preemptive rights and have no other rights to subscribe for additional securities of Umpqua under Oregon law.

Special Meetings of Shareholders

Special meetings of shareholders may be called at any time by the Chief Executive Officer or the board of directors, or on demand in writing by shareholders of record holding shares with at least 10% of the votes entitled to be cast on any matter proposed to be considered at the special meeting.

Listing

Umpqua Common Stock is listed on the NASDAQ Global Select Market and traded under the symbol "UMPQ."

Transfer Agent

The Transfer Agent and Registrar for Common Stock is Computershare, P.O. Box 505000, Louisville, KY 40233-5000.